PETERSEN & FEFER
Attorneys at Law

Telephone 4126 684-05 00	Château de Barberêche	Facsimile 4126 684-0505
Switzerland 1783 Barberêche
Houston Voicemail/Fax	E-mail	New York Voicemail/Fax
(281) 596-4545	jlp@ipo-law.com	(212) 401-4750

August 9, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

Re: Axion Power International, Inc.
Form SB-2 Registration Statement
Commission File No. 333-124317

This office represents Axion Power International, Inc. (the “Company”). As the result of a coding error, Post-Effective Amendment No. 1 to the referenced Form SB-2 Registration Statement was inaccurately entered into the Edgar System as a pre-effective amendment. We hereby request withdrawal of the amendment filed on July 29, 2005 (accession number 0001028153-05-000032) and intend to immediately re-file the amendment properly coded as a post-effective amendment.

Please do not hesitate to contact me directly by telephone or e-mail if I can be of further assistance. Our local time in Switzerland is Washington D.C., time, plus 6 hours and my office number is 011-4126-684-0500. If you prefer, you may also leave a voice mail message for me at either (212) 401-4750 or (281) 596-4545.

Very truly yours,
Petersen & Fefer
/s/
John L. Petersen
Attorney at Law

cc: Thomas Granville